JG



16021151

SEC Mail Processing Section
JUN 02 2016
Washington DC
409

SEC
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Suite 2100
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Teal 617-624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave., Suite 400E	Bethesda	MD	20814-6583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

acb

OATH OR AFFIRMATION

I, Marc Teal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO, EVP

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boston Capital Securities, Inc.

Financial Statements and Independent Auditor's Report

March 31, 2016

Boston Capital Securities, Inc.

Index

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Stockholder
Boston Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. as of March 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of Boston Capital Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Boston Capital Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Boston Capital Securities, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Bethesda, Maryland
May 27, 2016

Boston Capital Securities, Inc.

Statement of Financial Condition

March 31, 2016

ASSETS

Cash and cash equivalents	$ 259,040
Fees receivable	358,013
Deposits	500
Total assets	$ 617,553

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 380,238
Income taxes payable	168,190
Total liabilities	548,428
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value per share - 300,000 shares authorized, 1,000 shares issued and 750 shares outstanding	10
Additional paid-in capital	2,496,479
Accumulated deficit	(2,427,114)
Treasury stock, 250 shares at cost	(250)
Total stockholder's equity	69,125
Total liabilities and stockholder's equity	$ 617,553

See notes to financial statements

Boston Capital Securities, Inc.

Notes to Financial Statements

March 31, 2016

Note 1 - Organization

Boston Capital Securities, Inc. (the "Company") is registered with the United States Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to corporations. The Company was formed in 1982 under the name Boston Capital Services, Inc. in the state of Massachusetts. In 2004, the name of the Company was changed to Boston Capital Securities, Inc. The Company currently is offering two types of investments, which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the "Fund" or the "Funds"). Investors in the Fund receive low-income housing and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a mortgage fund formed to make fixed-rate first priority mortgage loans, each of which is secured by a multi-family affordable housing apartment complex expected to qualify for the low-income housing and historic rehabilitation tax credits.

For the year ended March 31, 2016, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered FINRA Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

The Company accounts for income taxes in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2012 remain open.

In accordance with the accounting guidance for uncertainty in income taxes, management of the Company examined the likelihood that its tax positions would be challenged in an audit conducted by the taxing authorities. Management believes that it is more likely than not that the Company's tax positions would withstand audit, and as a result, no liabilities for taxes, interest or penalties resulting from uncertain tax positions have been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in BCP/Carmel Member, LLC

The Company's investment in BCP/Carmel Member, LLC ("BCP/Carmel Member") is considered to be a variable interest entity ("VIE") because the owners of the equity at risk in this entity do not have the power to direct the operations. The Company is not considered the primary beneficiary of BCP/Carmel Member since it does not have the power to direct the activities that are considered most significant to the economic performance of the entity. Therefore, the Company accounts for its investment in BCP/Carmel Member using the equity method of accounting. Under the equity method of accounting, the Company adjusts its investment cost for its share of the investee entity's results of operations and for any distributions received or accrued. However, the Company recognizes an individual investee entity's losses only to the extent of capital contributions. Unrecognized losses will be suspended and offset against future individual investee entity income. Distributions received after an investment balance reaches zero are recorded as other income.

After the investment account is reduced to zero, receivables due from the investee are decreased by the Company's share of losses and, accordingly, a valuation allowance is recorded against the receivables.

The Company records capital contributions payable to the investee entity once there is a binding obligation to fund a specified amount. The investee entity records capital contributions from the Company when received.

During March 2015, the Company acquired a 67% Member interest in BCP/Carmel Member that has a limited partner interest in two affordable housing projects, PHR Family Housing Partners, I, LLC and PHR Family Housing Partners, II, LLC in the amounts of $1,041,335 and $901,789, respectively. Neither the Company nor BCP/Carmel Member is considered the primary beneficiary of the affordable housing projects and as such are not consolidated with the Company's financial statement. The investment is recorded under the equity method. During September 2015, BCP/Carmel Member disposed of its ownership interest in the two projects. As of the date of disposition, the two projects were under development and no flow through income or loss was noted.

Variable Interest Entities

In accordance with the accounting guidance for the consolidation of VIEs, the Company determines when it should include the assets, liabilities, and activities of a VIE in its financial statements, and when it should disclose information about its relationship with a VIE. A VIE is a legal structure used to conduct activities or hold assets, and a VIE must be consolidated by a company if it is the primary beneficiary. The primary beneficiary of a VIE is the entity that has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. If multiple unrelated parties share such power, as defined, no party is required to consolidate the VIE.

The Company determines whether an entity is a VIE and whether it is the primary beneficiary at the date of initial involvement with the entity. The Company has determined that it is not a primary beneficiary as it does not have the power to direct the activities of the VIE. The Company's maximum exposure to loss as a result of its involvement with these VIEs is estimated to be the entire balance in its investment in investee entities.

Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2016 consist of an investment in a money market fund with original maturities of 90 days or less.

Note 3 - Income Taxes

The provision for income taxes for the year ended March 31, 2016 is comprised of the following:

	Federal	State	Total
Current tax expense	$ 39,759	$ 128,431	$ 168,190
Deferred income tax provision	47,979	33,118	81,097
Increase in valuation allowance	(47,979)	(33,118)	(81,097)
Provision for income taxes	$ 39,759	$ 128,431	$ 168,190

Boston Capital Securities, Inc.

Notes to Financial Statements - Continued

March 31, 2016

Components of the deferred income tax provision for the year ended March 31, 2016 consist of the following:

Net operating loss, capital loss and AMT credit carryforwards	$	80,913
GAAP to tax timing differences		184
Deferred income tax provision	$	81,097

Temporary differences that give rise to deferred tax assets and liabilities at March 31, 2016 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carryforwards that may be used against future federal and state taxable income.

During the year ended March 31, 2016, the Company received taxable flow through grant income from the two projects through its investment in BCP/Carmel Member LLC. The federal tax amount due is $39,759 and the state tax amount due is $128,431 and included in income tax expense in the statement of operations

The federal deferred tax asset and Alternative Minimum Tax ("AMT") credit carryforwards at March 31, 2016 are $826,486, which may be offset against future tax except for the capital loss deferred tax asset of $744,223, which can be used to only offset capital gains tax. The federal and state tax rate used to calculate the deferred tax asset was 34% and 8.84%, respectively. If not used, the federal carryforwards will begin to expire between March 31, 2021 and March 31, 2036. As of March 31, 2016, the state deferred tax asset is $98,099. The state carryforward capital loss will expire by March 31, 2021 and can be used to only offset capital gains.

There is no certainty that deferred tax assets will be realized in future years. Accordingly, a valuation allowance was recorded at March 31, 2016.

Net deferred tax assets as of March 31, 2016 consist of the following:

Net operating and capital loss carryforwards	$ 884,826
AMT credit carryfoward	39,759
GAAP to tax timing differences	9,335
Total deferred tax assets	933,920
Valuation allowance	(933,920)
Net deferred tax assets	-

Note 4 - Investment in BCP/Carmel Member, LLC

As mentioned in Note 2, during March 2015, the Company acquired a 67% Member interest in BCP/Carmel Member that has a limited partner interest in two affordable housing projects, PHR Family Housing Partners, I, LLC and PHR Family Housing Partners, II, LLC in the amounts of $1,041,335 and $901,789, respectively. The affordable housing projects were formed to acquire, rehabilitate or construct, own and operate low-income residential rental housing properties. During the year ended March 31, 2015, the Company received capital contributions from its shareholder that enabled it to make the capital contribution to the affordable housing projects through BCP/Carmel Member. During September 2015, the Company received distributions in the amount of $1,943,124 from BCP/Carmel member which in turn were distributed to the Company's shareholder to repay their original capital contribution. However, since this was not in accordance with FINRA Rule 4110(c)(1), the capital contribution was reclassified as a loan payable and the distributions paid were reclassified as a loan repayment during the year ended March 31, 2016. During September 2015, BCP/Carmel Member disposed its ownership interest in the two projects and the investment balance as of March 31, 2016 is $0.

Note 5 - Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as the terms are defined in Rule 15c3-1. As of March 31, 2016, the Company had a "net capital" requirement of $36,562, whereas its actual "net capital" was $68,625. Rule 15c3-1

also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 7.99 to 1 as of March 31, 2016.

Note 6 - Related Party Transactions

Substantially all revenue is earned by acting as the registered broker dealer for the Funds in which an affiliate of the Company is the general partner or acts as an advisor.

Commissions payable and non-accountable fees payable totaling $358,012 are included in accrued expenses on the statement of financial condition.

Note 7 - Concentration of Credit Risk

The Company maintains its cash and cash equivalent balance in one financial institution located in Boston, Massachusetts. The balance in the account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the balance may exceed the FDIC limit; however, the Company has not experienced any losses with respect to its cash and cash equivalent balance in excess of government provided insurance. As of March 31, 2016, the balance in this account exceeds the federally insured limit, and the uninsured portion of the balance is $9,040.

Note 8 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through May 27, 2016, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.